EXHIBIT 4.8

EXECUTION VERSION

THIRD POINT REINSURANCE LTD.

AGREEMENT AMONG MEMBERS

THIS AGREEMENT AMONG MEMBERS (this “Agreement”) dated as of December 22, 2011, is by and among Third Point Reinsurance Ltd., a Bermuda corporation (the “Company”), each of the undersigned and any other Person that may hereafter become a party hereto in the capacity of a member of the Company in accordance with the terms and provisions of this Agreement (all such parties other than the Company, collectively, the “Members” and each, a “Member”).

WHEREAS, simultaneously with the execution of this Agreement, the Company shall enter into the Transaction Documents to which it is a party with the other parties thereto, which will govern the investment of the Members in the Company for the purposes of owning and operating the Company and Third Point Reinsurance Company Ltd., a wholly owned subsidiary of the Company and a Bermuda Class 4 insurance company (“TP Re” and such transaction, the “Transaction”);

WHEREAS, as of the date of this Agreement, the Company has authorized shares in its capital consisting of 150,000,000 common shares, par value $0.10 per share (the “Common Shares”);

WHEREAS, pursuant to the Subscription Agreements, each Member has agreed to subscribe to Common Shares.

WHEREAS, the parties wish to specify in this Agreement the terms of their agreement as to certain matters relating to the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby covenant and agree as follows:

1. Restrictions on Transfer of Shares.

(a) From the date hereof and until the consummation of the Initial Public Offering, and subject to Section 1(a), Section 2 and Annex A, none of KEP TP Holdings, L.P. and KIA TP Holdings, L.P. (collectively, “Kelso”), Daniel S. Loeb, Pine Brook LVR, L.P. (“Pine Brook” and together with Daniel S. Loeb and Kelso, the “Founders”), Dowling Capital Partners I, L.P. (“Dowling” and together with the Founders, the “Restricted Members” and each a “Restricted Member”) shall Transfer its Shares to any Person other than a Permitted Transferee. If a Restricted Member desires to Transfer any Shares to a Permitted Transferee, then such Restricted Member must provide seven (7) days’ prior written notice to the other Restricted Members, indicating its intention to Transfer its Shares to a Permitted Transferee.

(b) Each non-Restricted Member will have the right, subject to the provisions of Section 1(c) below and subject to the requirements of Rule 144 under the Securities Act or otherwise in a manner that does not violate the United States federal securities laws, to freely Transfer its Shares following the date hereof.

(c) As conditions to the effectiveness of any Transfer pursuant to Section 1(a) or 1(b), the transferring Member must cause its transferee (i) to execute, simultaneously with or prior to the Transfer, a joinder to this Agreement as a “Restricted Member” and will be bound by the provisions of this Section 1 and the Registration Rights Agreement, and any other certificates, agreements, instruments, and documents as may be required to effect such Transfer, (ii) to obtain all permits, licenses, and third party consents as may be required to effect such Transfer, (iii) to certify that it is not subject to receivership, bankruptcy, dissolution, liquidation, or any similar proceedings, and (iv) to effect such Transfer in compliance with Law.

(d) Each Restricted Member is, and will remain, obligated for, and will be deemed to have guaranteed, the performance by any Permitted Transferee of any and all of the obligations of such Permitted Transferee under this Agreement.

(e) Any purported Transfer of Shares that does not strictly comply with the provisions of this Section 1 will be void ab initio.

(f) If, after any Transfer to a Permitted Transferee pursuant to Section 1(a), the applicable Permitted Transferee ceases to be a Permitted Transferee, then the Restricted Member that made the Transfer (the “Transferring Party”) shall, and such Transferring Party shall procure that such Permitted Transferee shall, immediately Transfer such Shares to the Transferring Party or to another Permitted Transferee of the Transferring Party in accordance with the terms of Section 1(a) and the Transferring Party shall immediately give notice to the other Restricted Members that such Transfer has occurred.

2. Exit Transaction.

(a) If the Initial Public Offering has not occurred by the fifth anniversary of the date hereof (the “Trigger Date”), each Founder and P RE Opportunities Ltd. (“PROL” and together with the Founders, the “Principal Investors”) shall have the right to request the Company to consummate an Exit Transaction, and the Company will cause the consummation of an Exit Transaction (unless otherwise agreed by the initiating Principal Investor and any additional requesting Principal Investor), in each case in accordance with the procedures and subject to the conditions set forth in Annex A.

(b) In the event of a withdrawal pursuant to Section 6.2(a)(vii) of the Joint Venture and Investment Management Agreement, each of Kelso or Pine Brook may request the Company to consummate an Exit Transaction, and the Company will cause the consummation of an Exit Transaction (unless otherwise agreed by the initiating Founder and any additional requesting Founders), in each case in accordance with the procedures and subject to the conditions set forth in Annex A.

(c) Each Member hereby grants to the Initiating Principal Investor (or, in the case of an Exit Transaction initiated at the request of the majority of the Disinterested Board Members, the general counsel of the Company) (i) an irrevocable power of attorney to execute and deliver on behalf of such Member any and all certificates, instruments or other documents and take any and all actions (including, without limitation, selling such Members’ Shares in an Exit Transaction that is a Company Sale) and (ii) to the extent a Members’ vote in connection with such Exit Transaction is required by Applicable Law, an irrevocable proxy to vote such Member’s Shares in favor of such Exit Transaction, in each case, as may be necessary to consummate an Exit Transaction in accordance with this Section 2 and Annex A and the Initiating Principal Investor shall (or in the case of a power of attorney and/or proxy granted to the general counsel of the Company, the Company shall cause such general counsel to) execute and deliver any such certificates, instruments or other documents and take any and all actions on behalf of such Member including, if applicable, the voting of such Member’s Shares in favor of such Exit Transaction.

3. Preemptive Rights.

(a) Subject to Section 3(e), each Member shall have a non-transferable right (subject to Section 21 hereof) of first refusal (the “Preemptive Right”) to purchase any New Securities that the Company or any Subsidiary of the Company, as the case may be, may from time to time, propose to issue and sell but only to the extent, in the case of a Subsidiary, such issuance and sale would result in the Company directly or indirectly holding less than 100% of the equity securities of such Subsidiary. Such Preemptive Right shall allow each Member to purchase its Pro Rata Portion (which shall be determined immediately prior to the delivery of the New Issue Notice of the New Securities) proposed to be issued and sold by the Company or any such Subsidiary (an “Issuer”).

(b) In the event that an Issuer proposes to undertake an issuance or sale of New Securities, the Issuer shall give each Member written notice of its intention (the “New Issue Notice”), describing the type and number of New Securities the Issuer intends to issue, the purchase price therefor (which shall be payable solely in cash by such Member), and the terms and conditions upon which the Issuer proposes to issue the same. Each Member shall have 15 days following the date the New Issue Notice is received by such Member to determine whether to purchase all or any portion of such Member’s Pro Rata Portion of such New Securities for the purchase price and upon the terms and conditions specified in the New Issue Notice by giving written notice (the “New Issue Response”) to the Issuer stating therein the number of New Securities to be purchased.

(c) If the Members have not agreed to purchase all or any portion of the New Securities to be issued in accordance with the terms of any New Issue Notice, then the Issuer shall have the right to issue and sell all such New Securities not agreed to be purchased by the Members pursuant to Section 3(b) hereof (the “Remaining New Securities”) at a price no less than that contained in the New Issue Notice and upon non-price terms and conditions that are no less favorable (taken as a whole) to the Issuer than those contained in the New Issue Notice; provided that (i) the Issuer has fully complied with the provisions of this Section 3 and (ii) such issuance and sale of Remaining New Securities is fully consummated by the Issuer within 210 days after the sending of the New Issue Notice to the Members pursuant to Section 3(b) hereof. In the event that the issuance and sale of the Remaining New Securities is not fully consummated by the Issuer prior to the end of such 210-day period, the provisions of this Section 3 must again be complied with by the Issuer before the Issuer may issue or sell any additional New Securities.

(d) Notwithstanding anything in this Section 3 to the contrary but subject to Section 7.1(d) of the Bye-Laws, the purchase price for any New Securities shall be determined by the Board or the board of directors of the issuing Subsidiary, as the case may be; provided that, for the avoidance of doubt, any purchases of New Securities by the Members pursuant to this Section 3 shall be at the same price and upon non-price terms and conditions that are no less favorable (taken as a whole) to the Members that those of any concurrent issuance of similar New Securities by the Issuer to any other Person, if any, pursuant to Section 3(c) hereof.

(e) In the event the Issuer is offering New Securities in an underwritten offering, then the rights set forth in Sections 3(a) to 3(d) shall not apply and the Issuer shall use its commercially reasonable efforts to provide each Member with the right to purchase its Pro-Rata Portion of such New Securities, in accordance with procedures to be reasonably determined by the Issuer after consultation with the underwriters for any such offering.

4. Loeb Repurchase Right. Prior to a Qualified Initial Public Offering and subject to the Bermuda Act, the Company shall, upon the written request of Daniel S. Loeb, or his heirs, as applicable, repurchase from Daniel S. Loeb or his estate, as applicable, a number of Shares equal to the Maximum Repurchase Amount upon (i) a Loeb Trigger Event or (ii) the Disability or death of Daniel S. Loeb, in either case at a price equal to the Book Value of such Shares, provided that if following any repurchase by the Company pursuant to this Section 4, Daniel S. Loeb or his estate still hold Shares, then the Company shall, no later than 6 months following any such repurchase, offer to repurchase from Daniel S. Loeb or his estate, as applicable, a number of Shares equal to the Maximum Repurchase Amount and shall continue to make such offers at intervals of no greater than 6 months until such time as Daniel S. Loeb or his estate, as applicable, no longer hold any Shares; provided further that at the option of a majority of Disinterested Board Members, the Company may, in lieu of making any such repurchase, engage in an

Exit Transaction in accordance with the procedures and subject to the conditions set forth in Annex A. For the avoidance of doubt, Daniel S. Loeb or his heirs would receive the same consideration per Share in an Exit Transaction consummated pursuant to this Section 4 as would all other Members participating therein regardless of whether such consideration would equal the Book Value of his or their Shares.

5. Special Actions.

(a) Notwithstanding anything to the contrary in this Agreement or the Bye-Laws, the Company shall not and shall cause TP Re not to, without the prior and express written consent of each of the Founders:

A. change the strategic direction of the Company or TP Re or commence any new business other than the business of the Company on the date hereof;

B. commence a bankruptcy or similar scheme of arrangement with respect to the Company or TP Re;

C. enter into any merger, consolidation, reorganization, reclassification, recapitalization, and/or similar transaction, including any Transfer, lease, and/or other transaction involving all or substantially all of the Company’s assets (other than in connection with an Exit Transaction consummated pursuant to the Bye-Laws or this Agreement);

D. issue any additional Shares or other equity interests in the Company (or securities convertible into or exercisable for equity interests in the Company) without consideration or for a consideration per share which implies a valuation of the Company that is less than the then-current Book Value of the Company (other than Shares or equity interests in the Company issued pursuant to any employee equity incentive or similar plan approved by the Board, which Shares shall not exceed 10% of all of the Shares of the Company);

E. enter into any transaction with any (i) Affiliate of the Company, (ii) Member and/or director, officer, employee, and/or Affiliate of any member, and/or (iii) director, officer, employee, and/or Affiliate of any of the foregoing;

F. incur indebtedness for borrowed money (including, without limitation, through capital leases, issuance of debt securities or the guarantee of indebtedness of another Person) other than the use of trade credit extended in the ordinary course of business;

G. acquire or enter into any agreement to acquire (x) any asset with a value of $1 million or more, (y) in any fiscal year, assets with an aggregate value of $5 million or more, or (z) any equity interest of any other Person except in the ordinary course of business, or (ii) otherwise make or enter into an agreement to make any capital contribution to any Person other than a subsidiary of the Company;

H. other than in the ordinary course of business, Transfer, lease, and/or enter into any agreement to Transfer or lease (i) any asset with a value of $1 or more, and/or (ii) in any fiscal year, assets with an aggregate value of $5 or more;

I. make any capital expenditure or commit to make capital expenditures in excess of $1 million; or

J. enter into any agreement or commitment or otherwise becoming bound or obligated to do or perform any of the foregoing actions.

(b) Notwithstanding anything to the contrary in the Bye-Laws or this Agreement, the Company shall not and shall cause TP Re not to, without the prior and express written consent of Kelso and Pine Brook:

A. appoint an Investment Manager following the expiration or termination of the Joint Venture and Investment Management Agreement in accordance with its terms;

B. engage in any action that would cause or would be reasonably expected to cause a material deviation from the original targeted returns or profitability expectations of the Company with respect to its insurance business;

C. voluntarily wind up, liquidate or dissolve the Company outside of bankruptcy (other than in connection with an Exit Transaction consummated pursuant to the Bye-Laws or this Agreement); or

D. enter into any agreement or commitment or otherwise become bound or obligated to do or perform any of the foregoing.

(c) Notwithstanding anything to the contrary in the Bye-Laws and this Agreement, the Company shall not withdraw any of its Interests pursuant to Section 6.2(a)(vi) of the Joint Venture and Investment Management Agreement without the prior written consent of a majority of the Disinterested Board Members.

6. Tender Offer.

(a) If an Initial Public Offering has not occurred by the Trigger Date and none of the Founders exercises its rights to request the consummation of an Exit Transaction in accordance with Section 2 and Annex A, then, each calendar year until the earlier of the consummation of an Initial Public Offering or the consummation of an Exit Transaction, the Company will, as soon as reasonably practicable following the expiration of the Trigger Date Exercise Period, deliver to each Member a notice (the “Tender Notice”) which will include (i) an irrevocable offer by the Company to repurchase for cash, at Book Value, a number of Shares held by such Member (the “Reference Shares”) equal to the product of (a) the Tender Percentage and (b) the total number of Shares held by such Member and (ii) a proposed closing date for such proposed repurchase, provided that the Company will not be required to deliver the Tender Notice if the repurchase is in violation of the Bermuda Act or the Board determines, in its reasonable discretion, that the repurchase of Shares contemplated by the Tender Notice will have a negative impact on TP Re’s A.M. Best & Company financial strength rating.

(b) Each Member may elect to participate in the proposed tender offer identified in the Tender Notice (the “Tender Offer”) by giving written notice (the “Acceptance Notice”) to the Company within 20 days following the delivery of the Transfer Notice to such Member (such participating Member, a “Participating Member”), which notice shall state that such Member elects to exercise its rights to sell Shares under this Section 5 and shall state the maximum number of Shares sought to be sold by such Participating Member (which number may not exceed the number of Reference Shares). Each Member shall be deemed to have waived its right to sell in the Tender Offer if it fails to give notice within the prescribed time period, but such failure shall not affect his or her right to participate in any other tender offer in accordance with the terms of this Section 6.

(c) If any Member elects not to sell any of its Shares in the Tender Offer or does not deliver an Acceptance Notice within the time period specified in Section 6(b), then the Company shall offer to repurchase a number of Shares equal to such Member’s Reference Shares from the Participating Members in proportion to each such Participating Members’ Pro Rata Portion, in continuous reofferings until the earlier of (i) the repurchase by the Company of a number of Shares equal to the product of (a) the Tender Percentage and (b) the total number of Shares held by Members at the time of the issuance of the Tender Notice or (ii) such time when no Participating Member elects to participate in any such reoffer.

(d) Each Participating Member shall deliver to the Company at the closing of the Tender Offer certificates representing the Shares transferred by such Participating Member, duly endorsed for transfer or accompanied by stock powers duly executed, in either case executed in blank or in favor of the applicable purchaser against payment of the aggregate purchase price therefor by wire transfer of immediately available funds to an account to be designated in writing by such Participating Member. Each Participating Member shall receive consideration in the same form and per share amount after deduction of such Participating Member’s proportionate share of the related expenses. The fees and expenses incurred in connection with a sale under this Section 6 and for the benefit of all Participating Members (it being understood that costs incurred by or on behalf of a Participating Member for his, her or its sole benefit will not be considered to be for the benefit of all Participating Member), to the extent not paid or reimbursed by the Company, shall be shared by all the Participating Members on a pro rata basis, based on the consideration received by each Participating Member in respect of its Shares to be sold; provided that no Participating Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the transaction consummated pursuant to this Section 6 (excluding de minimis expenditures). The proposed closing date of the Tender Offer may be extended beyond the date described in the Tender Notice to the extent necessary to obtain required approvals of governmental entities and other required approvals and the Company and the Participating Members shall use their respective commercially reasonable efforts to obtain such approvals.

7. Information Rights. Each Member shall be entitled to receive the following information and cooperation from the Company:

(a) As soon as practicable, but in any event within 30 days after the end of each month, a report setting forth in reasonable detail the performance, attribution and exposure of the Managed Account (as defined in the Joint Venture and Investment Management Agreement).

(b) As soon as practicable, but in any event within 45 days after the end of each of the first three fiscal quarters in each fiscal year of the Company, (i) a stand-alone balance sheet of the Company and a consolidated balance sheet of the Company and TP Re, in each case as of the end of each such fiscal quarter, and the related stand-alone statements of income, members’ equity and cash flows of the Company, and (ii) the related consolidated statements of income, members’ equity and cash flows for the Company and TP Re, in each case for such fiscal quarter and for the fiscal year-to-date, and in each case with comparative statements for the prior fiscal year period, unaudited but prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied (other than normal year end audit adjustments and with the exception of footnotes that may be required by GAAP).

(c) As soon as practicable, but in any event within 90 days after the end of each fiscal year of the Company, (i) a stand-alone audited balance sheet for the Company and audited consolidated balance sheets of the Company and TP Re, in each case as of the end of such fiscal year, and (ii) the related stand-alone statements of income, members’ equity and cash flows of the Company, and the related audited consolidated statements of income, members’ equity and cash flows for the Company and TP Re, in each case for the fiscal year then ended, prepared in accordance with GAAP, and certified by a firm of independent public accountants.

(d) As soon as practicable, but in any event within 180 days after the end of each fiscal year of the Company, each income tax return of the Company and each income tax return of each Subsidiary of the Company, if any.

(e) Within 120 days if commercially reasonable for the Company to compile, but in no event later than 180 days after the end of each fiscal year of the Company, all tax information (including information prepared in accordance with United States federal income tax principles) regarding the Company, TP Re and its direct and indirect owners as is necessary for a Member to (i) prepare accurately all tax returns (including, but not limited to, United States federal income tax returns) required to be filed by such Member (or any of its direct or indirect owners) with respect to its investment in the Company and (ii) comply with any tax reporting requirements (including, but not limited to, any tax reporting requirements imposed by United States federal income tax laws) imposed on such Member (or any of its direct or indirect owners) as a result of such Member’s ownership of an equity interest in the Company or the service by such Member (or any of its direct or indirect owners) as a director of the Company or any Subsidiary of the Company.

(f) With reasonable promptness, such other information and financial data concerning the Company and TP Re as any Founder may reasonably request in writing (i) to satisfy legal, tax or regulatory requirements applicable to such Founder, or (ii) to perform (or cause to be performed by a third party valuation firm reasonably acceptable to the Company) an annual valuation and a quarterly “bring-down” valuation of the Company.

8. Confidentiality. Each Member, any successor, transferee or assignee of such Member, such Member’s Representative, if any, and any agent of any such Person, who receives from the Company or its agents, directly or indirectly, including from another Member, in connection with the preparation and execution of any of the Transaction Documents or thereafter in such Member’s capacity as a Member (or as such Member’s Representative), any documents or information that the Company has not made generally available to the public acknowledges and agrees that it will (A) keep and maintain the confidentiality of such documents and information and that such documents and information will be used solely in connection with evaluating and servicing such Member’s investment in the Company and (B) not make available or disseminate such documents and information to any Person other than (i) to such Member’s accountant, attorney, investment advisor, consultant and other similar professionals and that such availability or dissemination shall be solely for purposes of evaluating and servicing such Member’s investment in the Company, and such Persons will expressly agree to keep such documents and information confidential for the benefit of the Company and will use such documents and information solely in connection with evaluating and servicing such Member’s investment in the Company, (ii) as part of such Member’s normal regulatory reporting or internal reporting, rating or review procedure (including its normal credit rating and pricing process), or, with respect to information relating only to such Member’s Share holdings in the Company and investment returns, in connection with such Member’s or such Member’s Affiliates’ normal fund raising, marketing, informational or reporting activities, (iii) to any bona fide prospective purchaser of the equity or assets of such Member or such Member’s Affiliates or the Shares held by such Member, or prospective merger partner of such Member or such Member’s Affiliates (provided that such purchaser or merger partner agrees to sign and deliver a confidentiality agreement reasonably acceptable to, and for the benefit of, the Company), and (iv) as required by applicable law, rule or regulation, a governmental or regulatory authority, a stock exchange or a court or administrative order concerning such Member or the Company. Each Member shall be liable for any breach of the provisions of this Section 8 by any successor, transferee or assignee of such Member, any accountant, attorney, investment advisor, consultant or other similar professional of such Member, or such Member’s Representative, if any.

9. Board Committees. For so long as one or more affiliates and/or designees of a Founder serves as a member of the Board, then such Board members will serve on each committee established by the Board, including, without limitation, the audit committee, the nominating committee, the investment committee and the compensation committee.

10. Other Covenants.

(a) The Company shall, and each Members shall use its commercially reasonable efforts to, cause each Subsidiary of the Company to comply with the terms of this Agreement and the governing documents of such Subsidiary.

(b) In the event that TP Re conducts an Initial Public Offering, then the Company shall, and each Member shall use its commercially reasonable efforts to, cause TP Re to amend its bye-laws prior to such Initial Public Offering to provide the Founders with rights substantially the same as those available to the Founders in the bye-laws of the Company.

11. Headings; Certain Definitions.

The headings and other captions contained in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any of the provisions of this Agreement.

“Acceptance Notice” has the meaning given to such term in Section 6(b).

“Affiliate” means, with respect to any Person any Person directly or indirectly controlling, controlled by or under common control with such Person.

“Agreement” has the meaning given to such term in the Preamble.

“Applicable Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Entity, (ii) any consents or approvals of any Governmental Entity, (iii) any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Governmental Entity.

“Bermuda Act” means the Bermuda Companies Act 1981, as amended from time to time.

“Board” means the board of directors of the Company.

“Book Value” means as of any date of determination, the fully diluted tangible book value per share of the Company, as reflected on the then most recent quarterly consolidated balance sheet of the Company and its consolidated subsidiaries, prepared in accordance with GAAP; provided that the Board shall have the authority to determine Book Value with reference to a then more recent balance sheet of the Company prepared in accordance with GAAP.

“Business Day” means any day other than a Saturday or Sunday that is not a legal holiday or a day on which banks are generally authorized or obligated by law or regulation to close in Hamilton, Bermuda or the City of New York.

“Business Plan” means the business plan of the Company, as adopted by the Board from time to time.

“Bye-Laws” means the bye-laws of the Company.

“Call Notice” has the meaning given to such term in Annex A.

“Common Shares” has the meaning given to such term in the Recitals.

“Company” has the meaning given to such term in the Preamble.

“Company Sale” means the sale of all or substantially all of the issued and outstanding Shares of the Company and/or TP Re.

“Disability” means a physical or mental impairment that renders a person unable to perform the essential functions of such person’s position even with reasonable accommodation, and which has lasted at least 180 consecutive days. A physician selected by a majority of the Disinterested Board Members shall make the determination of the existence of a Disability.

“Disinterested Board Members” means the members of the Board other than Daniel S. Loeb and any member of the Board that who were appointed, designated or employed by Third Point LLC or any of its Affiliates.

“Dowling” has the meaning given to such term in the Section 1(a).

“Exit Transaction” means (i) a Company Sale, or (ii) the dissolution, liquidation or winding-up of the Company and/or TP Re.

“Exit Transaction Committee” has the meaning given to such term in Annex A.

“Exit Transaction Notice” has the meaning given to such term in Annex A.

“Exit Transaction Repurchase Price” has the meaning given to such term in Annex A.

“Fair Market Value” means, with respect to any Shares, the fair market value of such Shares, as reasonably determined by the Board after consultation with a nationally-recognized valuation firm.

“Founders” has the meaning given to such term in Section 1(a).

“GAAP” has the meaning given to such term in the Section 7(a).

“Governmental Entity” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization.

“Initial Public Offering” means the first registered public offering of any class of common shares of the Company under the United States securities laws or any amalgamation, scheme of arrangement or consolidation as a result of which the Members receive, as the consideration in such amalgamation, scheme of arrangement or consolidation, equity securities of a class that (i) has been registered as part of a public offering under the United States securities laws and (ii) is publicly traded on a securities exchange or quoted on an automated interdealer quotation system in or outside the United States.

“Initiating Party” has the meaning given to such term in Annex A.

“Interest” has the meaning given to such term in the Joint Venture and Investment Management Agreement.

“Investment Manager” means the Person appointed to manage the assets of TP Re pursuant to an investment management agreement.

“Issuer” has the meaning given to such term in Section 3(a).

“Joint Venture and Investment Management Agreement” means the Joint Venture and Investment Management Agreement, dated as of the date hereof, by and among TP Re, the Company, Third Point LLC and Third Point Advisors LLC.

“Kelso” has the meaning given to such term in Section 1(a).

“Key Man Event” means (i) the Disability, death or retirement of Daniel S. Loeb or (ii) Daniel S. Loeb is otherwise no longer directing the investment program of Third Point LLC or involved in its day to day management.

“Letter Agreements” means (i) the letter agreement dated July 19, 2011 among Third Point LLC, Kelso, Pine Brook, Harp Partners, LLC and Dowling, (ii) the letter agreement dated the date hereof among Third Point, Daniel S. Loeb, Kelso & Company, L.P., Pine Brook Road Partners, LLC and Dowling Capital Partners I, L.P., (iii) the letter agreement dated the date hereof among Third Point LLC, Holdco, Third Point Advisor LLC, KEP TP Holdings, L.P., KIA TP Holdings, L.P. and Pine Brook LVR, L.P. and (iv) letter agreement dated on or about the date hereof among Kelso & Company, L.P., Pine Brook Road Associates, LP, Third Point and John Berger.

“Loeb Exit Committee” has the meaning given to such term in Annex A.

“Loeb Trigger Event” means a (i) change in Law or (ii) request by A.M. Best & Company, in each case, pursuant to which TP Re is required (in the case of (ii), in order to maintain a financial strength rating of A-), to withdraw assets from the Managed Account so that, following such withdrawal, the assets of TP Re managed by Third Point LLC pursuant to the Joint Venture and Investment Management Agreement constitute less than 90% of the total investable assets of TP Re.

“Managed Account” has the meaning given to such term in the Joint Venture and Investment Management Agreement.

“Maximum Repurchase Amount” means, as of any date of determination, the maximum number of shares held by Daniel S. Loeb or his estate, as applicable, on such date of determination, the repurchase by the Company of which would not result in (i) an adverse ratings action against the Company or TP Re by A.M. Best & Company or (ii) any adverse action against the Company or TP Re by any regulatory authority.

“Member” has the meaning given to such term in the Preamble.

“New Issue Notice” has the meaning given to such term in the Section 3(b).

“New Issue Response” has the meaning given to such term in the Section 3(b).

“New Securities” means any authorized but unissued common shares of an Issuer and all rights, options or warrants to purchase common shares of the Issuer and securities of any type whatsoever that are, or may by their terms become, exercisable for, or convertible or redeemable into, common shares of the Issuer; provided, however, that the term “New Securities” does not include: (i) Common Shares or any other common shares of the Issuer issued as consideration for the acquisition of the stock, interests, assets or liabilities of any Person as approved by the Board or the board of directors of the issuing Subsidiary, as the case may be (or an authorized committee thereof); (ii) Common Shares, restricted shares, options or any other equity (or equity based security) of the Issuer awarded, granted or issued to any director, officer, employee or independent contractor of the Issuer pursuant to a share purchase plan, option plan or any other plan or arrangement as approved by the Board or the board of directors of the issuing Subsidiary, as the case may be (or an authorized committee thereof), and including, in connection therewith, the exercise of any options or other derivative securities in respect of common shares of the Issuer; (iii) Common Shares or any other common shares of the Issuer issued to any Person as part of an agreement or arrangement relating to a business development opportunity or similar opportunity for the Issuer as approved by the Board or the board of directors of the issuing Subsidiary, as the case may be (or an authorized committee thereof); (iv) common shares of the Issuer issued pursuant to any stock split, stock dividend or recapitalization of the Issuer; (v) common shares or any other equity (or equity based security) of the Issuer issued in connection with an Initial Public Offering and (vi) any issuance of Common Shares by the Company within 2 months following the date hereof in an amount that, when aggregated with the amount received by the Company for the issuance of Common Shares on the date hereof, does not exceed $1 billion.

“No-Sale Event” has the meaning given to such term in Annex A.

“Participating Member” has the meaning given to such term in Section 6(b).

“Parties” means the parties to this Agreement.

“Permitted Transferee” means with respect to each Restricted Member, any Affiliate of such Restricted Member.

“Person” means any individual, corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, governmental authority or other entity of any kind.

“Pine Brook” has the meaning given to such term in Section 1(a).

“Preemptive Right” has the meaning given to such term in the Section 3(a).

“Preemptive Rights Notice” has the meaning given to such term in the Section 3(b).

“Principal Investor” has the meaning given to such term in Section 2(a).

“Pro Rata Portion” means with respect to any Member, as of the date of any determination, the percentage represented by the quotient of (i) the number of Common Shares outstanding owned by such Member as of such date divided by (ii) the total number of Common Shares outstanding owned by all Members as of such date.

“PROL” has the meaning given to such term in Section 2(a).

“PROL Call Shares” means the number of Shares held by PROL at the time of delivery of a Call Notice pursuant to Section 4 of Annex A, provided that such number shall in no event exceed the number of Shares held by PROL immediately following the Closing and provided further that such number shall not take into account any Shares purchased by PROL following the Closing from any Person other than the Company.

“Purchase Request Notice” has the meaning given to such term in Annex A.

“Qualified Initial Public Offering” means a registered public offering or registered public offerings on a national securities exchange of any class of common shares of the Company or TP Re under the United States securities laws or any amalgamation, scheme of arrangement or consolidation as a result of which the Members receive, as the consideration in such amalgamation, scheme of arrangement or consolidation, equity securities of a class that (i) has been registered as part of a public offering under the United States securities laws and (ii) is publicly traded on a national securities exchange, immediately following which the Company and TP Re together shall have received no less than U.S. $150,000,000.

“Reference Shares” has the meaning given to such term in Section 6(a).

“Refusal Notice” has the meaning given to such term in Annex A.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among the Company and the other parties thereto.

“Remaining New Securities” has the meaning given to such term in the Section 3(c).

“Representatives” means, with respect to any Person, (1) its Affiliates, (2) the financing partners (actual or potential) of such Person or any of its Affiliates, (3) the direct or indirect shareholders of such Person or any of its Affiliates, and/or (4) the directors, officers, employees, general partners, managers, attorneys, accountants, insurers, investors, and financial and other advisers of such Person, any such Affiliate, any such financing partner or any such shareholder.

“Requesting Principal Investor” has the meaning given to such term in Annex A.

“Restricted Members” has the meaning given to such term in Section 1(a).

“Shares” shall be deemed to include the Common Shares, the Warrants (including the applicable class of Common Shares issuable upon exercise thereof) and other common shares of the Company and any options, warrants or securities exercisable for, or convertible or redeemable into, common shares of the Company.

“Subscription Agreements” means the subscription agreements dated on or prior to the date hereof among the Company and each Member.

“Subsidiary” means a subsidiary of the Company, all of the equity securities of which are owned by the Company.

“Tender Notice” has the meaning given to such term in Section 6(a).

“Tender Offer” has the meaning given to such term in Section 6(b).

“Tender Percentage” means a percentage of up to 20%, as determined by the Board in its reasonable discretion, provided that the Tender Percentage may change from year to year but shall, in any given year, be the same for all Members.

“Third Party” means any Person other than a Permitted Transferee.

“TP Re” has the meaning given to such term in the Recitals.

“Transaction Documents” has the meaning given to such term in the Joint Venture and Investment Management Agreement.

“Transfer” means to sell, assign, transfer, convey, exchange, mortgage, pledge or grant a security interest in, or otherwise encumber or dispose of, including by gift, merger, business combination, consolidation, amalgamation, scheme of arrangement, dividend or distribution in each case, whether made directly or indirectly, voluntarily or involuntarily, absolutely or conditionally, by operation of law or otherwise and the terms “Transferred” and “Transfers” have correlative meanings.

“Transferring Party” has the meaning given to such term in Section 1(f).

“Trigger Date” has the meaning given to such term in Section 2(a).

“Trigger Date Exercise Period” has the meaning given to such term in Annex A.

“Warrants” means all the outstanding warrants issued by the Company.

12. Entire Agreement. This Agreement and the other Transaction Documents (including all Schedules, Exhibits, Annexes, and other attachments to this Agreement and such other Transaction Documents), when executed and delivered, constitute the entire agreement and understanding of the Parties as to their subject matter, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to such subject matter.

13. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the addresses set forth in the notices section of the Subscription Agreement (or such other address as a party shall have specified by notice in writing to the other parties).

14. Remedies. The Parties agree that (a) any breach of this Agreement by a Party may result in irreparable injury to the other Party, (b) monetary damages may be an inadequate remedy for such breach, and (c) in addition to any other rights and/or remedies that such other Party may have, such other Party may seek (i) interim relief in (ii) equitable relief, including specific performance, from, and (iii) to enter, and/or enforce any award, judgment and/or order of, any court of competent jurisdiction. Each Party agrees (a) not to oppose the granting of any such relief on the ground that monetary damages would be an adequate remedy, and (b) to waive any requirement for the posting of any bond in connection with such relief.

15. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

16. Jurisdiction; Service.

(a) The Parties agree that any action or proceeding against a Party arising out of or relating in any way to the terms of this Agreement, or any Person’s rights under this Agreement, shall be brought only in the United States District Court for the Southern District of New York unless no federal subject matter jurisdiction exists, in which case the action or proceeding shall be brought only in the courts of the State of New York located in the Borough of Manhattan.

(b) Each Party waives any objection to the exercise of jurisdiction by any of such courts and to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court.

(c) Each Party agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address referred to in Section 13 or such other address as the Parties shall have been notified pursuant to Section 13, and agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by Law.

(d) EACH PARTY, TO THE EXTENT PERMITTED BY LAW, WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A JURY TRIAL IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR ANY DOCUMENT OR INSTRUMENT DELIVERED IN CONNECTION HEREWITH AND ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

17. Termination. This agreement will terminate automatically upon the consummation of an Initial Public Offering.

18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflicts of laws provisions.

19. Modifications; No Implied Waiver. The provisions of this Agreement, including the provisions of this sentence, may not be terminated, amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, without the prior written consent of Members holding at least a majority of the outstanding Common Shares subject to this Agreement at the time and the Board; provided, however, that without a Member’s written consent no such termination, amendment, modification, supplement, waiver or consent shall (A) adversely affect such Member’s rights hereunder, (B) result in such Member incurring a material financial obligation (or materially increasing an existing material financial obligation) hereunder that it was not responsible for immediately prior to the effectiveness of such termination, amendment, modification, supplement, waiver or consent or (C) modify the terms of Sections 7 and 27 hereof; provided, further, however, in order to adversely amend the foregoing proviso, all Members holding outstanding Common Shares subject to this Agreement at the time and the Board must consent in writing; provided that the Company shall be permitted to grant immaterial waivers hereunder without the consent of any of the Members, but with the consent of each of Daniel S. Loeb, Kelso and Pine Brook. The failure of any party at any time to insist upon, or any delay by any party at any time to insist upon, strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same condition, promise, agreement or understanding at a future time.

20. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

21. Successors and Assignees; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors, transferees and permitted assignees and this Agreement shall not inure to the benefit of or be enforceable by any other Person. Neither this Agreement nor any obligation hereunder may be assigned without the prior written consent of the Company and the party proposing such assignment, including by operation of law, except in connection with a Transfer of Shares by a Member in compliance with this Agreement, the Bye-Laws and Applicable Laws, in which case the provisions of this Agreement which are for such Member’s benefit as a purchaser or holder of Shares shall also be for the benefit of, and enforceable by, the subsequent holder of such Shares; provided, however, that any rights conferred on the Daniel S. Loeb, Kelso, PROL and Pine Brook pursuant to Section 2 hereof shall not be transferable to any other Person, including any transferee of any of its Shares nor enforceable by any subsequent transferee of any of its Shares; provided, further, however, that (i) if such Transfer is to a Permitted Transferee, such rights may be Transferred, subject to the provisions of the Bye-Laws, (ii) each Member may assign its rights pursuant to Section 3 hereof to an Affiliate of such Member and (iii) the Company may assign its right to purchase Shares of PROL pursuant to paragraph 4 of Annex A to any Person. Notwithstanding the foregoing, nothing contained in this Section 21 shall have any effect on (I) any other provision of this Agreement that contemplates or requires that any transferee or assignee of the parties hereto be required to be bound by any obligation hereunder and (II) any of the rights of a holder of any of the Shares as such.

22. Additional Members. In connection with the issuance of any additional common shares of the Company or any security exercisable for, or convertible or redeemable into, common shares of the Company, the Company shall ensure that such recipient of additional shares or derivative securities becomes a party to this Agreement and agrees in writing to be bound by the provisions of this Agreement as a party hereto and in the capacity of a Member prior to such Person’s receipt of such security; provided, however, at the sole option of the Board, a Person owning only options, warrants (other than the Warrants), or other derivative securities of the Company exercisable for, or convertible or redeemable into, common shares of the Company need only become bound by the provisions of this Agreement as a party hereto and in the capacity of a Member upon its exercise, conversion or redemption of such derivative securities of the Company.

23. No Inconsistent Agreement. No Member shall enter into, or remain a party to, any agreement with respect to, or that is implicated by, the Shares beneficially owned or held of record by such Member that is inconsistent with the rights granted to, or agreements between and among, the Members and the Company in this Agreement or otherwise conflicts with the provisions hereof.

24. Construction; Interpretation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties intend that each representation, warranty, covenant, obligation, agreement and condition contained herein will have independent significance. The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, shall be deemed to refer to December 22, 2011. The words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. References to $ are to the United States currency. A reference to the male gender shall be deemed to be a reference to the female gender and vice versa. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.

25. No Joint Venture, Etc. The entering into of this Agreement and the performance by any party hereto of the matters contemplated hereby shall not be deemed to create a partnership, limited liability company, joint venture, or principal/agency relationship between or among the parties hereto.

26. Expenses. Except as otherwise expressly provided for herein, in the Subscription Agreement or the Letter Agreements, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

27. Public Announcements. None of the Members nor the Company shall (and none of them shall permit any of their respective subsidiaries or Affiliates to) disclose any Member’s name or identity as an investor in or member of the Company in any press release or other public announcement or in any document or material filed with any governmental or regulatory authority or otherwise, without the prior written consent of such Member, unless such disclosure is determined by the Company, Daniel S. Loeb, Kelso or Pine Brook as being required by applicable law, rule, regulation or order, a governmental or regulatory authority, a stock exchange or a court or administrative order, in which case prior to making such disclosure the disclosing party shall, to the extent permitted by applicable law, rule, regulation or order, a governmental, administrative or regulatory body, a stock exchange or a court or administrative order, give written notice to each non-disclosing party describing in reasonable detail the proposed content of such disclosure and shall consult with each non-disclosing party upon the form and substance of such disclosure.

28. Securities Law Acknowledgment. Each Member acknowledges and agrees that such Member may receive material non-public information in connection with the Company or TP Re, and further that such Member is aware that the United States securities laws impose restrictions on purchasing or selling debt or equity securities of the Company or TP Re when in possession of such information.

[Remainder of Page Intentionally Left Blank]

THIRD POINT REINSURANCE LTD.

By:	/s/ John R. Berger
	Name:	John R. Berger
	Title:	Chief Executive Officer

[Signature Page to Agreement Among Members]

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AON CORPORATION

By:	/s/ Ram Padmanabhan
	Name:	Ram Padmanabhan
	Title:	VP and Chief Counsel – Corporate

[Signature Page to Agreement Among Members]

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Annex A

Procedures for Exit Transactions

1. At any time (a) following a request by Daniel S. Loeb or his heirs pursuant to Section 4 of this Agreement, a majority of the Disinterested Board Members may, within 20 days following such request, request the Company to initiate an Exit Transaction as further described below or (b) within 120 days following (i)(A) the Trigger Date and (B) each anniversary of the Trigger Date but prior to the Initial Public Offering (such 120 day period, the “Trigger Date Exercise Period”), each Principal Investor may request the Company to initiate an Exit Transaction as further described below or (ii) a Key Man Event, each of Kelso, Pine Brook or a majority of the Disinterested Board Members may request that the Company initiate an Exit Transaction as further described below, in each of case (a) and (b) by delivering a written notice (the “Exit Transaction Notice”) to the Founders and the Board. Any Person (other than the majority of the Disinterested Board Members) that delivers an Exit Transaction Notice pursuant to paragraph 1 of this Annex A will be referred to the “Initiating Party”.

2. Within 10 Business Days following delivery of an Exit Transaction Notice by a majority of the Disinterested Board Members pursuant to clause (a) of paragraph 1 of this Annex A, the Board will form a special committee of Board members (the “Loeb Exit Committee”) and will instruct such committee to either (i) consummate an Exit Transaction as soon as reasonably practicable in the form and on terms that the Loeb Exit Committee reasonably determines is in the best interests of the Members or (ii) if the Loeb Exit Committee determines in good faith that the consummation of an Exit Transaction is not in the best interest of all the Members, deliver, within 3 days following such determination, a written notice to the Company setting forth the Loeb Exit Committee’s determination (a “Refusal Notice). Within 30 days following a Refusal Date, the Company shall (i) make an irrevocable offer to repurchase from Daniel S. Loeb or his estate, as applicable, a number of Shares equal to the Maximum Repurchase Amount at a price equal to the Book Value of such Shares and (ii) if such offer is accepted by Daniel S. Loeb or his estate, as applicable, with respect to any such Shares, repurchase such Shares, provided that that if following any such repurchase by the Company pursuant to this paragraph 2 of Annex A, Daniel S. Loeb or his estate still hold Shares, then the Company shall, no later than 6 months following any such repurchase, offer to repurchase from Daniel S. Loeb or his estate, as applicable, a number of Shares equal to the Maximum Repurchase Amount and shall continue to make such offers at intervals of no greater than 6 months until such time as Daniel S. Loeb or his estate, as applicable, no longer hold any Shares. “Refusal Date” means the earlier of (i) the date on which the Company receives a Refusal Notice or (ii) the date that is three months following the formation of a Loeb Exit Committee, if an Exit Transaction is not consummated on or prior to such date.

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3. Upon delivery of an Exit Transaction Notice by an Initiating Party pursuant to clause (b) of paragraph 1 of this Annex A, the Principal Investors (including the Initiating Party) will discuss in good faith the proposed Exit Transaction and the Initiating Party shall, at the written request of any other Principal Investors (a “Requesting Principal Investor”) to be delivered to the Initiating Party within 10 days following receipt of an Exit Transaction Notice (the “Purchase Request Notice”), negotiate in good faith with all Requesting Principal Investors the sale of all of the Initiating Party’s Shares to such Requesting Principal Investors. In the event that (i) no Purchase Request Notice is timely delivered or (ii) the parties do not reach agreement on such sale within 30 days following delivery of a Purchase Request Notice (each such event, a “No-Sale Event”), then, within 10 Business Days following, the date of such No-Sale Event, the Company would proceed with an Exit Transaction under the reasonable direction of the Initiating Party. Any decisions of the Initiating Party will be after consultation with the other Principal Investors.

4. In the event that PROL delivers an Exit Transaction Notice pursuant to clause (b)(i) of paragraph 1 of this Annex A, then the Company shall have the right, within 60 days following such delivery, upon delivery of a notice in writing (the “Call Notice”) to PROL and the other Principal Investors, to repurchase from PROL a number of Shares held by PROL as set forth in the Call Notice equal to the PROL Call Shares, at a price per Share equal to the lower of (i) the Fair Market Value of such Share and (ii) an amount equal to the product of (a) 0.925 and (b) the Book Value of such Share. The Company shall purchase from PROL, and PROL shall sell to the Company, such Shares on a date set forth in the Call Notice, which shall not be more than 45 days following the date of such Call Notice. In the event that (i) the Company does not timely deliver a Call Notice in accordance with the first sentence of this paragraph 4 or (ii) the closing of the purchase and sale contemplated by this paragraph does not take place within 45 days following delivery of a Call Notice, then the Company shall proceed with an Exit Transaction under the reasonable direction of PROL. Simultaneously with the delivery of a Call Notice to PROL, each Principal Investor (other than PROL) shall deliver to PROL a certificate executed by an officer of such Principal Investor stating whether such Principal Investor, at the time of such Call Notice, intends to exercise its right to consummate an Exit Transaction within the then current Trigger Date Exercise Period during which PROL delivered its Exit Transaction Notice. At any time following the delivery of a Call Notice but prior to the closing of the transaction contemplated by such Call Notice, PROL shall have the right to withdraw its Exit Transaction Notice by written notice to the Company requesting such withdrawal. Upon delivery by PROL of such notice of withdrawal to the Company, (i) PROL’s Exit Transaction Notice shall be deemed automatically withdrawn and the Company shall no longer be required to consummate an Exit Transaction in connection with such withdrawn Exit Transaction Notice and (ii) the Company’s Call Notice shall be deemed automatically withdrawn and PROL shall no longer be required to sell, and the Company shall no longer be required to purchase, the PROL Call Shares set forth in such withdrawn Call Notice. For the

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avoidance of doubt, the immediately preceding sentence shall not affect (i) PROL’s right to deliver an Exit Transaction Notice during any subsequent Trigger Date Exercise Period or (ii) the Company’s right to deliver any subsequent Call Notices.

5. In the event that more than one Initiating Party timely delivers an Exit Transaction Notice pursuant to paragraph 1 of this Annex A, then such Initiating Parties shall discuss in good faith the process for the consummation of an Exit Transaction and the decisions of the Initiating Parties shall be taken by the vote of a majority of the Initiating Parties. In the event there are two Initiating Parties and the Initiating Parties cannot agree on the process for the consummation of the Exit Transaction or any other aspect of such Exit Transaction, then the Initiating Parties will jointly deliver to the Board a written notice (a “Deadlock Notice”) setting forth in reasonable detail the Initiating Parties’ position together with an explanation of such positions. Within 20 days following receipt of the Deadlock Notice, the Board will chose among the positions of the Initiating Parties and send a written notice to the Initiating Parties notifying them of its decision. The decision of the Board will be final and binding on all Initiating Parties.

6. In the event that the Exit Transaction Notice is delivered by a majority of the Disinterested Board Members pursuant to clause b(ii) of paragraph 1 of this Annex A, then, within 10 Business Days following the delivery of such Exit Transaction Notice by a majority of the Disinterested Board Members, the Board will form a special committee of the Board (an “Exit Transaction Committee”) and will instruct such committee to consummate an Exit Transaction as soon as reasonably practicable in the form and on terms that the Exit Transaction Committee reasonably determines are appropriate.

7. If one or more Affiliates of a Founder is a member of the Board at the time the Exit Transaction Committee is formed, then one such Affiliate chosen by such Founder shall serve as a member of the Exit Transaction Committee. Any decision of the Exit Transaction Committee will be taken by a vote of a majority of the members of such Exit Transaction Committee.

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